Enviromat Industries Co. Ltd.
                              8723 Cambie Street
                         Vancouver, BC Canada V6P 3J9



January 27, 2003

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       Re:   Withdrawal of Registration Statement on Form SB-2
             File No. 333-102031

Dear Sir or Madam:

       In accordance with Rule 477 promulgated under the Securities Act of 1933, Enviromat Industries Co. Ltd. (the "Company") hereby withdraws its Registration Statement on Form SB-2 (File No. 333-102031), which was originally filed with the Securities and Exchange Commission on December 20, 2002 (the "Registration Statement").

       This application for withdrawal is made on the grounds that the Company plans to alter the nature of the underlying transaction, and intends to file a new registration statement and prospectus reflecting the new transaction as soon as practicable.

       In conformity with this action, the security holders and board of directors affirm the following: no shares were ever offered or sold pursuant to the Registration Statement; no preliminary prospectuses were ever distributed; the shareholders have determined that no securities should be offered to the public at this time; and the withdrawal of the Registration Statement is consistent with the protection of investors.


                                        Very truly yours,



                                        /s/ Christopher C. Chang
                                        --------------------------------
                                        Christopher C. Chang
                                        President